FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-42186

BloomZ Inc.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands


Board Resolutions and Corporate Actions

BloomZ Inc. hereby reports that its Board of Directors held a duly convened meeting on May 27, 2025, conducted via electronic means. The following resolutions were unanimously adopted:

1. Appointment of Chairperson
Mr. Ryoshin Nakade was appointed as Chairperson of the meeting.

2. Confirmation of Proper Notice and Quorum
The Board confirmed that proper notice of the meeting had been given to all directors and that a quorum was present.

3. Disclosure of Conflicts of Interest
All directors disclosed any relevant interests in accordance with the Company Articles of Association and were deemed eligible to vote and be counted for quorum purposes.

4. Removal of Audit Committee Members
The Board resolved to remove Mr. Akira Sugimoto and Mr. Toshiyuki Sugiyama from their positions as members of the Audit Committee, effective immediately.

5. Appointment of Independent Directors
The following individuals were appointed as Independent Directors of the Company, effective May 27, 2025:
- Mr. Takahiro Takazawa (also appointed as a member of the Audit Committee)
- Mr. Chung Park (also appointed as Chair of the Audit Committee)

These appointments are subject to verification by U.S. legal counsel that the appointees meet the applicable independence and financial expertise requirements of the SEC, NYSE, and Nasdaq.

6. Reconstitution of the Audit Committee
The Audit Committee shall henceforth be comprised of:
- Ms. Kazusa Aranami
- Mr. Takahiro Takazawa
- Mr. Chung Park (Chair)

7. Authorization for Filings
The Company registered agent was authorized to update the Company corporate records and make any necessary filings with the Cayman Islands
 Registrar of Companies.

8. General Authorization
Any one director of the Company was authorized to take all such further actions as may be necessary or appropriate to implement the foregoing resolutions.

9. Ratification
All prior actions taken by any director or officer of the Company in connection with the above matters were ratified and approved.

Confirmation Letter with CyberStep, Inc.

On May 20, 2025, BloomZ Inc. entered into a Confirmation Letter with CyberStep,
 Inc., a shareholder of the Company, concerning the status of an intercompany loan and ongoing director removal procedures. Key terms of the Confirmation Letter include:

1. Loan Agreement
- On August 29, 2024, the Company extended an unsecured loan of JPY 200,000,000 to CyberStep, Inc. at an annual interest rate of 2.0%, maturing on August 29,
 2025.
- As of the confirmation date, JPY 120,000,000 remained outstanding.
- The Company has formally requested early repayment of the outstanding balance.
Negotiations on the terms of early repayment are ongoing.

2. Director Removal Procedures
- On May 9, 2025, the Board resolved to remove two independent directors.
- As of the date of the confirmation, the legal procedures to effectuate the removals remain in progress.
- Both parties agreed to cooperate in expediting the required legal formalities.

3. Continued Cooperation
Both parties reaffirmed their commitment to constructive and collaborative negotiations to resolve the aforementioned matters in a timely and satisfactory manner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By:  Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: May 27, 2025